SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                             ------------------

                               SCHEDULE 14D-9

                Solicitation/Recommendation Statement Under
          Section 14(d)(4) of the Securities Exchange Act of 1934


                             (Amendment No. 10)
                             ------------------
                                  TRW INC.
                         (Name of Subject Company)


                                  TRW INC.
                    (Name of Person(s) Filing Statement)


                  Common Stock, Par Value $0.625 Per Share
     Cumulative Serial Preference Stock II, $4.40 Convertible Series 1 Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

                       (Title of Class of Securities)

                                 872649108
                                 872649504
                                 872649603
                   (CUSIP Number of Class of Securities)

                             -----------------

                            William B. Lawrence
          Executive Vice President, General Counsel and Secretary
                                  TRW Inc.
                             1900 Richmond Road
                           Cleveland, Ohio 44124
                               (216) 291-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
        Communications on Behalf of the Person(s) Filing Statement)

                             -----------------

                              With copies to:

                             Peter Allan Atkins
                              Eric L. Cochran
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer



         This Amendment No. 10 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002, April 2, 2002, April 3, 2002, April 4, 2002, April 10, 2002, April 11, 2002, April 15,
2002, April 17, 2002 and April 19, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9 and the amendments thereto.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         Item 4(b) is hereby amended by adding the following at the end thereof:

         On April 24, 2002, following the Annual Meeting, TRW issued a press release announcing that it appears shareholders rejected Northrop's proposals that TRW establish a committee of "independent directors" to evaluate the Revised Offer and that the Company take all actions within its authority to let shareholders decide for themselves whether to exchange their TRW stock for Northrop common stock. Based on preliminary estimates, it appears that shareholders may have approved the non-binding proposal that relates to the provision to Northrop of non-public information about TRW.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Item 8(a) is hereby amended by adding the following disclosure at the end of the subsection entitled Litigation:

         On April 23, 2002, Northrop filed an appeal in the United States Court of Appeals for the Sixth Circuit from the District Court's April 15 Opinion and Order, which denied Northrop's request for a hearing prior to the Control Share Acquisition shareholder meeting. Northrop has asked the Court of Appeals to set an expedited briefing schedule.

ITEM 9.  EXHIBITS.

         Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

(a)(20)  Press Release issued by TRW on April 22, 2002.
(a)(21)  Press Release issued by TRW on April 23, 2002.
(a)(22)  Press Release issued by TRW on April 24, 2002.


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         TRW INC.


                                         By: /s/ William B. Lawrence
                                             -------------------------------
                                             William B. Lawrence
                                             Executive Vice President, General
                                             Counsel and Secretary


Dated:  April 24, 2002